Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

TELUS International (Cda) Inc. (“TELUS Digital”)

510 West Georgia St., Floor 5

Vancouver, British Columbia

V6B 0M3

Item 2: Date of Material Change

September 1, 2025

Item 3: News Release

A news release with respect to the material change referred to in this report was disseminated by Business Wire on September 2, 2025. A copy of the news release is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On September 1, 2025, TELUS Digital entered into a definitive arrangement agreement (the “Arrangement Agreement”) with TELUS Corporation (“TELUS”), pursuant to which TELUS has agreed to acquire all of the issued and outstanding multiple voting shares and subordinate voting shares of TELUS Digital (collectively, the “Shares”) that it and its affiliates do not already own by way of a court approved plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).

Item 5: Full Description of Material Change

5.1          Full Description of Material Change

On September 1, 2025, TELUS Digital and TELUS entered into the Arrangement Agreement, pursuant to which TELUS will acquire all of the issued and outstanding Shares that it and its affiliates do not already own for US$4.50 per Share (the “Purchase Price”) reflecting aggregate consideration payable by TELUS of US$539 million. The Purchase Price will be payable by TELUS, at the election of TELUS Digital shareholders, in (i) US$4.50 in cash (the “Cash Consideration”), (ii) 0.273 of a TELUS common share (the “Share Consideration”, or (iii) a combination of US$2.25 in cash and 0.136 of a TELUS common share (the “Combination Consideration”) for each Share. TELUS Digital shareholders electing the Share Consideration and Combination Consideration will be subject to proration such that the aggregate consideration will include no more than 25% in TELUS common shares.

The announcement is the culmination of extensive negotiations following the initial non-binding indication of interest from TELUS to acquire all of the outstanding Shares that it and its affiliates did not already own for US$3.40 per share on June 11, 2025.

TELUS currently owns and has direction and/or control over 6,874,822 subordinate voting shares and 152,004,019 multiple voting shares, representing approximately 6.0% of the outstanding subordinate voting shares and approximately 92.5% of the outstanding multiple voting shares, respectively. On a combined basis, the subordinate voting shares and multiple voting shares held by TELUS represent approximately 86.9% of the total voting power attached to all outstanding Shares.

A special meeting of the holders of the Shares (the “Shareholders”) is expected to be held on October 27, 2025 to consider and vote upon the Arrangement (the “Special Meeting”). Shareholders of record as of September 12, 2025 will be entitled to vote at the Special Meeting. The Arrangement is subject to certain approvals at the Special Meeting, including by: (i) at least 66⅔% of the votes cast by holders of multiple voting shares and subordinate voting shares, voting as a single class, and (ii) a simple majority of the votes cast by holders of the subordinate voting shares (excluding TELUS and its directors, senior officers and affiliates and any other subordinate voting shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)). The Arrangement is exempt from the requirement to obtain minority approval of the holders of multiple voting shares because TELUS and its affiliates beneficially own, in the aggregate, 90% or more of the outstanding multiple voting shares.

The Arrangement has received the unanimous recommendation of a special committee of independent members of the board of directors of TELUS Digital (the “Special Committee”) and the unanimous approval of TELUS Digital’s board of directors (with interested directors abstaining) (the “Board”). The entering into of the Arrangement Agreement followed a comprehensive and independent review process conducted by the Special Committee, with the assistance of the Special Committee’s independent legal and financial advisors. The Special Committee was established by the TELUS Digital Board to consider TELUS’ initial proposal and any other reasonably available alternatives, including the status quo, and, if deemed advisable, to negotiate with TELUS. The Special Committee unanimously determined (i) that the Arrangement is in the best interests of TELUS Digital and is fair to minority shareholders and (ii) to recommend that the Board approve the Arrangement and recommend that shareholders vote in favour of the Arrangement. The full Board (with interested directors abstaining) unanimously approved the Arrangement and determined (i) that the Arrangement is in the best interests of TELUS Digital and is fair to minority shareholders, and (ii) to recommend that shareholders vote in favour of the Arrangement.

Completion of the Arrangement is subject to other customary conditions, including receipt of approval of the Supreme Court of British Columbia (the “Court”) and required regulatory approvals, including customary stock exchange approvals. The Arrangement is not subject to any due diligence or financing conditions.

The Arrangement Agreement includes customary non-solicitation provisions, which are subject to the Board’s right to make a change in its recommendation to Shareholders in the event any “superior proposal” to acquire all of the Shares were to emerge (and subject to TELUS’ “right to match” and TELUS’ right to require TELUS Digital to proceed with holding the Special Meeting if TELUS does not terminate the Arrangement Agreement).

There can be no assurance that any superior proposal will emerge in light of TELUS’ significant ownership interest in TELUS Digital, and TELUS has indicated that it would not support any refinancing, recapitalization, sale, merger or other alternative form of transaction, nor a sale of the Shares held by TELUS.

The parties have the right to terminate the Arrangement Agreement under certain circumstances, including on mutual agreement, if Shareholders do not approve the transaction, or if the transaction is not completed on or prior to the “outside date” of January 2, 2026 (and subject to extension if any required foreign direct investment regulatory approval is not obtained). If the Arrangement Agreement is terminated under certain circumstances, TELUS has agreed to reimburse TELUS Digital’s expenses up to a maximum of US$10 million. In certain other circumstances, including if the Board makes a change in recommendation and the transaction is not approved by the Shareholders, TELUS Digital will be required to reimburse TELUS expenses up to a maximum amount of US$10 million. No break fees are payable under the Arrangement Agreement.

If approved at the Special Meeting, subject to necessary approvals and other customary closing conditions, the transaction is expected to close in the fourth quarter of 2025. Following closing, TELUS Digital subordinate voting shares will be delisted from the New York Stock Exchange and Toronto Stock Exchange and it will cease to be a reporting issuer in all provinces and territories of Canada and will deregister the subordinate voting shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details regarding the terms of the Arrangement are set out in the Arrangement Agreement, a copy of which is available on TELUS Digital’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Additional information regarding the Arrangement will also be provided in the TELUS Digital notice of meeting and management information circular to be prepared and mailed to Shareholders in advance of the Special Meeting. TELUS Digital and TELUS will also jointly prepare and file with the U.S. Securities and Exchange Commission a transaction statement on Schedule 13E-3.

Formal Valuation and Opinions of Financial Advisors

In connection with the transaction, the Special Committee engaged BMO Nesbitt Burns Inc. (“BMO Capital Markets”) as its independent valuator and financial advisor and supervised the preparation of an independent formal valuation in accordance with MI 61-101. BMO Capital Markets provided to the Special Committee, based upon and subject to various assumptions, limitations, qualifications and other matters communicated to the Special Committee and to be set forth in BMO Capital Markets’ written formal valuation and opinion, (i) a formal valuation as to the "fair market value" (as defined in MI 61-101), as of September 1, 2025, of the Shares, which fair market value was in the range of US$3.60 to US$4.70 per Share, and (ii) an opinion as to the fairness, from a financial point of view and as of September 1, 2025, of the consideration to be received by Shareholders (other than TELUS and its affiliates) pursuant to the Arrangement Agreement. For purposes of BMO Capital Markets’ valuation and opinion, the subordinate voting shares and multiple voting shares were considered collectively as a single class of economically equivalent securities.

The Special Committee also engaged BofA Securities, Inc. (“BofA Securities”) as the Special Committee’s independent financial advisor. BofA Securities delivered an oral fairness opinion to the Special Committee, to the effect that, as of September 1, 2025, and based upon and subject to various assumptions, limitations, qualifications and other matters communicated to the Special Committee and to be set forth in BofA Securities’ written fairness opinion, the right to receive, at the election by each Shareholder (other than dissenting holders, TELUS or its affiliates), and subject to certain limitations, proration procedures, and rounding and fraction adjustments set forth in the Arrangement Agreement (as to which BofA Securities expressed no opinion), either (i) the Cash Consideration, (ii) Share Consideration or (iii) Combination Consideration (subject to proration), was fair, from a financial point of view, to such Shareholders.

Written copies of the formal valuation and the respective opinions of the Special Committee's financial advisors, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such formal valuation and opinions, will be included in the management information circular for the Special Meeting. Neither BMO Capital Markets nor BofA Securities expresses an opinion or recommendation as to how any Shareholder should vote or act in connection with the Arrangement or any other matter.

Support and Voting Agreements

In connection with entering into the Arrangement Agreement, Riel B.V. (indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1., BPEA Private Equity Fund VI, L.P.2 and certain of its affiliates) (“EQT”), TELUS Digital’s largest minority shareholder, has agreed to vote its Shares in favour of the Arrangement pursuant to a support and voting agreement entered into with TELUS, subject to customary exceptions (the “EQT Support & Voting Agreement”).

As of the Material Change Date, EQT held approximately 31.0% of the outstanding subordinate voting shares and 7.5% of the multiple voting shares, representing approximately 9.1% of the outstanding voting rights of TELUS Digital. Pursuant to the EQT Support & Voting Agreement, EQT has agreed to convert and has converted its multiple voting shares into subordinate voting shares prior to the record date for the Special Meeting and as a result holds approximately 37.7% of the outstanding subordinate voting shares and no multiple voting shares.

Each of TELUS Digital’s directors and officers, who together own or have control or direction over approximately 2.9% of the outstanding subordinate voting shares, have also agreed to vote their Shares in favour of the Arrangement pursuant to support and voting agreements entered into with TELUS, subject to customary exceptions (each, a “D&O Support & Voting Agreement”).

Copies of the EQT Support & Voting Agreement and the form of D&O Support & Voting Agreement have been filed under TELUS Digital’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

5.2          Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

The name and business telephone number of the officer of TELUS Digital who can answer questions regarding this material change report is as follows:

Michel Belec

Chief Legal Officer and Corporate Secretary

Phone: (604) 695 - 6400

Item 9: Date of Report

September 11, 2025.